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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          PRAEGITZER INDUSTRIES, INC.

                           (Name of Subject Company)

                          PRAEGITZER INDUSTRIES, INC.

                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK

                         (Title of Class of Securities)

                              CUSIP NO. 739422103

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              MATTHEW J. BERGERON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                          PRAEGITZER INDUSTRIES, INC.
                              19801 SW 72ND AVENUE
                               TUALATIN, OR 97062
                                 (503) 454-6000

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                               STEPHEN E. BABSON
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2600
                             PORTLAND, OREGON 97204
                                 (503) 224-3380

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Praegitzer Industries, Inc., an Oregon corporation (the "Company" or "Praegitzer"). The address of the principal executive offices of the Company is 19801 SW 72nd Avenue, Tualatin, Oregon 97062. The title of the class of equity securities to which this Schedule relates is the common stock of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule relates to the tender offer by T Merger Sub (OR), Inc., an Oregon corporation ("Offeror"), a wholly owned subsidiary Sigma Circuits, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Tyco International Ltd., a Bermuda corporation ("Tyco"), to purchase (i) all outstanding shares (the "Shares") of Common Stock at the purchase price of $5.50 per Share, net to the tendering holder (pre-tax) in cash (the "Per Share Amount") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 1999 (the "Offer"), and the related Letter of Transmittal (which together constitute the "Tyco Offer"). The Tyco Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 1, 1999. According to the Offer to Purchase, the principal executive offices of Tyco are located at The Gibbons Building, 10 Queen Street, Hamilton HM11, Bermuda and the principal executive offices of Offeror are located at One Tyco Park, Exeter, New Hampshire 03833.

    The Tyco Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 26, 1999 (the "Merger Agreement"), among the Company, the Offeror and Parent, with the guarantee of Tyco. A copy of the Merger Agreement has been filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) Identity.

    The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

    (b) Contracts.

    Except as otherwise described in this Schedule or in the exhibits hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and Tyco or Parent or the Offeror or their respective executive officers, directors or affiliates.

    AGREEMENTS WITH THE OFFEROR, PARENT, TYCO OR THEIR AFFILIATES

        THE MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to this Schedule 14D-9. Capitalized terms not otherwise defined in this Schedule 14D-9 shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Offeror will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Offeror will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Offeror will not (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to the Offer, (iii) amend or waive satisfaction of the condition (the "Minimum Condition") that at least 51% of all Shares outstanding shall have been tendered and not withdrawn in the Offer, or
(iv) impose

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additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares, except that if on the initially scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, Offeror may, from time to time, in its sole discretion, extend the expiration date of the Offer. The Merger Agreement provides that if, immediately prior to the expiration date of the Offer, as it may be extended, the Common Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Common Shares, Offeror may extend the Offer for a period not to exceed 10 business days.

    THE MERGER. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation and a direct subsidiary of Parent.

    The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
(i) Parent or Purchaser or their affiliates shall have consummated the Offer, unless such failure to purchase is a result of a breach of Purchaser's obligations to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement, (ii) the Merger shall have been approved by the requisite vote of the shareholders, if required by applicable law, in order to consummate the Merger, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time, and (iv) all consents of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by the Agreement shall have been obtained, other than where the failure to obtain such consents is not reasonably likely to have a material adverse effect on the business, assets, condition (financial or other), liabilities or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

    At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares that are held by shareholders properly exercising dissenters' rights under the OBCA and Shares to be cancelled pursuant to clause (ii) below) will be canceled and extinguished and be converted into the right to receive the Per Share Amount in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share. From and after the Effective Time, the holders of certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in the Merger Agreement or by applicable Law, (ii) each Share owned by Tyco, Parent, Purchaser or any direct or indirect wholly owned subsidiary of Tyco immediately before the Effective Time shall be cancelled and extinguished, and no payment or other consideration shall be made with respect thereto and (iii) the shares of Purchaser common stock outstanding immediately prior to the Merger will be converted into 1,000 shares of the common stock of the Surviving Corporation, which shares will constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (and provided that the Minimum Condition has been satisfied), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent

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(including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At such time, if requested by Parent, the Company will also cause each committee of the Board of Directors of the Company to include persons designated by Parent constituting the same percentage of each such committee as Parent's designees are of the Board of Directors of the Company. The Company shall, upon request by Parent, promptly increase the size of the Board of Directors of the Company or exercise reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors of the Company in accordance with terms of this section and to cause Parent's designees so to be elected; provided, however, that, in the event that Parent's designees are appointed to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company shall have at least two directors who are directors on the date of the Agreement, one of whom will be Robert Praegitzer and one of whom will be a director who is neither an officer of the Company nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Tyco (such directors, the "Independent Directors"). Notwithstanding anything in the Merger Agreement to the contrary, subsequent to the designation of the directors by Parent and prior to the Effective Time, the unanimous vote of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies thereunder, (iii) extend the time for performance of Parent's obligations thereunder, (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company or (v) amend the Company's Articles of Incorporation or the Company's Bylaws, each as in effect on the date of the Merger Agreement.

    SHAREHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable following the consummation of the Offer for the purpose of voting upon the Merger. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission and, when cleared by the Commission, will mail to shareholders a proxy statement in connection with a meeting of the Company's shareholders to vote upon the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Securities Exchange Act.

    If Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

    The Merger Agreement provides that in the event that Parent or Purchaser acquires at least 90% of each class of Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of shareholders of the Company, in accordance with Section 60.491 of the OBCA.

    OPTIONS, WARRANTS, CONVERTIBLE SECURITIES AND OTHER RIGHTS. The Merger Agreement provides that each of the Company and Parent shall take all reasonable actions necessary to provide that all then outstanding options to purchase Shares, whether or not then exercisable or vested (each, a "Company Option"), shall constitute the right to receive an amount in cash equal to the positive difference, if any, between the Per Share Amount and the exercise price of the Company Option multiplied by the number of Shares for which the Company Option was exercisable immediately prior to the Effective Time, subject to reduction only for any applicable withholding taxes. The Company shall provide a period of at least 30 days prior to the Effective Time during which Company Options may be exercised to the extent exercisable at the Effective Time and, upon the expiration of such period, all unexercised Company Options shall immediately terminate. The Company may, in its sole discretion, permit holders of Company Options that are not exercisable before the Effective Time to exchange such options for cash as described above. In lieu of exercising Company Options as described above, the holders shall be given the right, and the Company shall encourage the holders of Company Options to exercise such

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right, to exchange such options for cash as described above. In no event will any Company Options be exercisable after the Effective Time, except to receive cash.

    Each of the warrants of the Company, dated November 17, 1995, to purchase Shares at a price of $12.00 per share, subject to adjustment (the "Company Warrants"), shall be exercisable, from and after the Effective Time, for an amount of cash equal to the Per Share Amount multiplied by the number of Shares for which such warrant was exercisable immediately prior to the Effective Time. Except as aforesaid, the exercise of any Company Warrant shall remain subject to all terms and conditions provided in the applicable Company Warrant and/or Warrant Agreement. Each of the Company and Parent shall take all action necessary to provide that, upon consummation of the Merger, all Company Warrants outstanding immediately prior to the Effective Time shall be exercisable for a cash amount as aforesaid.

    Under the Deferral Agreement, the Company's lenders and equipment lessors have the right to convert a certain portion of the amounts owed to them under the Deferral Agreement into shares of the Company's common stock at $5.77 per share. The maximum number of Shares issuable pursuant to the exercise of the rights contained in the Deferral Agreement is 1,743,559. This conversion right cannot be exercised if the Offer is consummated before March 31, 2000. In addition, the Company's Notes are convertible into shares of the Company's common stock at $8.325 per share. The maximum number of Shares issuable upon conversion of the Notes is 1,381,382.

    The Company shall take such action as is necessary to cause the ending date of the then current offering period under the Company's employee stock purchase plan to be prior to the Effective Time and to terminate such plan as of the Effective Time.

    INTERIM OPERATIONS; COVENANTS. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or in the Company Disclosure Letter delivered by the Company to Parent and Purchaser in connection with the Merger Agreement or consented to in writing by Parent (which consent in the case of certain provisions shall not be unreasonably denied), prior to the Effective Time, (i) the Company shall conduct, and it shall cause the Company Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and it shall cause the Company Subsidiaries to, use its or their reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and employees and to preserve the present commercial relationships of the Company and the Company Subsidiaries with persons with whom the Company or the Company Subsidiaries do significant business and (ii) without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will:

        (A) amend or propose to amend its Articles of Incorporation or Bylaws (or similar organizational documents);

        (B) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company Subsidiaries, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of the Company Subsidiaries, except for (a) the issuance of shares pursuant to the exercise of Company Options outstanding on the date of the Merger Agreement in accordance with their present terms,
    (b) the issuance of shares pursuant to the Company Stock Purchase Plan as in effect on the date of the Merger Agreement, (c) the issuance of shares pursuant to the exercise of Company Warrants outstanding on the date of the Merger Agreement in accordance with their present terms or (d) the issuance of shares upon the conversion of the Notes in accordance with the indenture relating to the Notes on its present terms;

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        (C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends to the Company or any Company Subsidiary (except that in no case may the Company or a Company Subsidiary declare or pay any cross-border dividends), make or allow any Company subsidiary to make any cross-border capital contributions, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities (other than the repurchase of 100,000 Shares from Matthew J. Bergeron, the Company's President and Chief Operating Officer, pursuant to that certain Stock Purchase Agreement dated
    December 22, 1998 between the Company and Mr. Bergeron);

        (D) (a) create or incur any indebtedness for borrowed money or issue any debt securities, except pursuant to the Credit Agreements, or (b) make any loans or advances, except in the ordinary course of business consistent with past practice;

        (E) (a) sell, pledge, dispose of or encumber any assets of the Company or of any Company Subsidiary (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice,
    (ii) pledges to secure debt permitted under paragraph (D),
    (iii) dispositions of obsolete or worthless assets, and (iv) sales of immaterial assets not in excess of $250,000 in the aggregate); (b) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;
    (c) authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of $250,000 from the date hereof until February 29, 2000; (d) assume, guarantee (other than guarantees of obligations of the Company Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; or
    (e) voluntarily incur any material liability or obligation (absolute, contingent or otherwise) except in the ordinary course of business consistent with past practice.

        (F) increase in any manner the compensation of any of its officers or employees (other than, except with respect to employees who are executive officers or directors, in the ordinary course of business reasonably consistent with past practice) or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, employee, consultant or affiliate other than, in any such case referred to above, as may be required by Law or as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and other than arrangements with new employees (other than employees who will be officers of the Company) hired in the ordinary course of business consistent with past practice and providing for compensation (other than equity-based compensation) and other benefits consistent with those provided for similarly situated employees of the Company as of the date hereof;

        (G) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Company Subsidiary or the Company;

        (H) except as may be required as a result of a change in law or as required by the Commission, change any of the accounting principles or practices used by it;

        (I) make any tax election or settle or compromise any income tax liability;

        (J) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or other), other than the payment, discharge or satisfaction in

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    the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company contained in the Company SEC Filings filed prior to the date of the Merger Agreement or incurred in the ordinary course of business consistent with past practice;

        (K) except to the extent necessary for the exercise of its fiduciary duties by the Board of Directors of the Company as set forth in, and consistent with the provisions described under "No Solicitation" below, waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company or any Company Subsidiary is a party; or

        (L) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect at or prior to the Effective Time.

The Merger Agreement further provides that the Company shall, and the Company shall cause each of the Company Subsidiaries to, comply with all Laws applicable to it or any of its properties, assets or business and to maintain in full force and effect all the Company Permits necessary for such business, except in any such case for any failure so to comply or maintain that would not reasonably be expected to result in a Material Adverse Effect.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of the Company Subsidiaries, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any Company Takeover Proposal that if consummated would constitute an Alternative Transaction (as defined below). The Board of Directors of the Company is not prevented from (i) furnishing information to a third party which has made a BONA FIDE Company Takeover Proposal that is a Superior Proposal (as defined below) not solicited in violation of the Merger Agreement, provided that such third party has executed an agreement with confidentiality provisions substantially similar to those then in effect between the Company and an affiliate of Parent (the "Confidentiality Agreement") or (ii) subject to compliance with the other terms of the Merger Agreement's "No Solicitation" provision, considering and negotiating a BONA FIDE Company Takeover Proposal that is a Superior Proposal not solicited in violation of the Merger Agreement; PROVIDED THAT, as to each of clauses (i) and (ii), the Board of Directors of the Company reasonably determines in good faith (after due consultation with independent counsel, which may be Stoel Rives LLP) that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal made by a party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company entitled to vote generally in the election of directors or all the assets of the Company (other than a DE MINIMUS amount of assets not material to the conduct of the Company's business), on terms which the Board of Directors of the Company reasonably believes (after consultation with Financial Advisor, McDonald Investments or another financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to its shareholders than the Offer and the Merger taking into account at the time of determination all factors relating to such proposed transaction deemed relevant by the Board of Directors of the Company, including, without limitation, the financing thereof, the proposed timing thereof and all other conditions thereto and any changes to the financial terms of the Merger Agreement proposed by Parent and Purchaser. "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 20% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise,
(ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any transaction pursuant to which any Third Party acquires or would acquire control

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of assets (including for this purpose the outstanding equity securities of
Company Subsidiaries and securities of the entity surviving any merger or business combination including any of the Company Subsidiaries) of the Company or any Company Subsidiaries having a fair market value (as determined by the Board of Directors of the Company in good faith) equal to more than 20% of the fair market value of all the assets of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries, other than the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a BONA FIDE public offering of such securities. Notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Effective Time, the Company may, in connection with a possible Company Takeover Proposal, refer any third party to the "No Solicitation" and "Fees and Expenses" sections of the Merger Agreement and make a copy of these sections available to a third party.

    The Merger Agreement requires the Company to immediately notify Parent and Purchaser after receipt of any Company Takeover Proposal, or any modification of or amendment to any Company Takeover Proposal, or any request for nonpublic information relating to the Company or any of the Company Subsidiaries in connection with a Company Takeover Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, a Company Takeover Proposal. Such notice to Parent and Purchaser shall be made orally and in writing, and shall indicate the identity of the person making the Company Takeover Proposal or intending to make the Company Takeover Proposal or requesting non-public information or access to the books and records of the Company, the terms of any such Company Takeover Proposal or modification or amendment to a Company Takeover Proposal, and whether the Company is providing or intends to provide the person making the Company Takeover Proposal with access to information concerning the Company as provided above. The Company shall also immediately notify Parent and Purchaser, orally and in writing, if it enters into negotiations concerning any Company Takeover Proposal.

    Except as set forth in the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or indicate publicly its intention to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer or the Merger, (ii) approve or recommend, or indicate publicly its intention to approve or recommend, any Company Takeover Proposal or
(iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, after due consultation with outside counsel, that the failure to do so constitutes or is reasonably likely to constitute a breach of its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may approve or recommend a Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Company Proposals, but only at a time that is after the third business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal and, in the case of any previously received Superior Proposal that has been materially modified or amended, such modification or amendment and specifying the material terms and conditions of such Superior Proposal, modification or amendment.

    The Merger Agreement does not restrict the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, with the advice of outside counsel, failure so to disclose could be determined to be a breach of its fiduciary duties to the Company's shareholders under applicable law;

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PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the above, withdraw or modify, or indicate publicly its intention to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or indicate publicly its intention to approve or recommend, a Company Takeover Proposal.

    The Company shall advise its officers and directors and any investment banker or attorney retained by the Company in connection with the transactions contemplated by the Merger Agreement of the restrictions set forth above.

    INDEMNIFICATION AND INSURANCE. From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present officers and directors (the "Indemnified Parties") of the Company and of the Company Subsidiaries to the full extent such persons may be indemnified by the Company pursuant to Oregon law, the Company's Articles of Incorporation and Bylaws, as each is in effect on October 26, 1999, for acts and omissions
(x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or arising out of the Offer Documents or (y) otherwise with respect to any acts or omissions occurring or arising at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, PROVIDED that such persons provide the requisite affirmations and undertaking, as set forth in applicable provisions of the OBCA.

    In addition, Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring or arising at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

    The Merger Agreement provides that the foregoing provisions are intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation. Parent has agreed to guarantee the performance by the Surviving Corporation of the indemnified obligations set forth above, which guaranty is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the bankruptcy or insolvency of the Surviving Corporation or any person. The Indemnified Parties shall be intended third-party beneficiaries of the foregoing provisions on indemnification and insurance.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, subsidiaries, authority relative to the Merger Agreement, governmental approvals with respect to the Merger Agreement, the absence of contractual or legal violations resulting from the Agreement, securities filings, financial statements, the absence of material adverse effects on the Company and certain other events since June 30, 1999, the absence of undisclosed liabilities, compliance with laws, governmental permits, litigation, material contracts, employee benefit plans, taxes, intellectual property, disclosure documents, labor matters, the absence of limitations on conduct of business, title to property, leased premises, environmental matters, insurance, product liability and recalls, customers, interested party transactions, finders and investment bankers, fairness opinion, takeover statutes, full disclosure, year 2000 readiness, absence of rights agreements and absence of certain unlawful payments.

    REASONABLE BEST EFFORTS. Under the Merger Agreement, each of the Company, Parent and Purchaser has agreed to use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, but not limited to,
(i) obtaining all consents from governmental authorities and other third parties required for the consummation of the Offer and the Merger and the transactions contemplated thereby and (ii) timely making all necessary filings under the HSR Act. The Company, Parent and Purchaser have also agreed to use reasonable best efforts to take all actions and to do all things necessary to satisfy the other conditions of the closing of the Merger.

    PUBLIC ANNOUNCEMENTS. So long as the Merger Agreement is in effect, the Company, on the one hand, and Parent and Purchaser, on the other, have agreed not to issue or cause the publication of any press release or any other announcement with respect to the Offer or the Merger or the transactions contemplated thereby without the consent of the other party (such consent not to be unreasonably withheld or delayed), except where such release or announcement is required by applicable law or pursuant to any applicable listing agreement with, or rules or regulations of, any stock exchange on which shares of the capital stock of the Company or Tyco, as the case may be, are listed or the NASD, or other applicable securities exchange, in which case the parties will consult prior to making the announcement.

    TERMINATION; FEES. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company of the Merger herein:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

        (c) by Parent if:

           (i) the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within five days after the giving of written notice thereof to the Company (but not later than the expiration of the 20 business day period provided for the Offer above);

           (ii) any representation or warranty of the Company shall not have been true and correct when made (without for this purpose giving effect to qualifications of materiality contained in such representation and warranty), if such failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

           (iii) any representation or warranty of the Company shall cease to be true and correct at any later date (without for this purpose giving effect to qualifications of materiality contained in such representation and warranty) as if made on such date (other than representations and warranties made as of a specified date) other than as a result of a breach or failure to perform by the Company of any of its covenants or agreements under the Merger Agreement if such failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; PROVIDED, HOWEVER, that such representation or warranty is incapable of being cured or has not been cured within five days after the giving of written notice thereof to the Company (but not later than the expiration of the 20 business day period provided for the Offer above);

    PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to this clause (c) shall not be available to Parent if Purchaser or any other affiliate of Parent shall acquire Shares pursuant to the Offer;

        (d) by Parent if, whether or not permitted to do so by the Merger Agreement, (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer or any of the Company Proposals; (ii) the Board of Directors of the Company or any committee thereof shall have approved or recommended to the shareholders of the Company any Company Takeover Proposal or Alternative Transaction; (iii) the Board of Directors of the Company or any committee thereof shall have approved or recommended that the shareholders of the Company tender their Shares in any tender or exchange offer that is an Alternative Transaction; (iv) the Board of Directors of the Company or any committee thereof shall have taken any position or make any disclosures to the Company's shareholders permitted pursuant to the "No Solicitation" provisions of the Merger Agreement described above which has the effect of any of the foregoing; or (v) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

        (e) by either Parent or the Company if, as the result of the failure of the Minimum Condition or any of the other conditions set forth in
    Section 15, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer, PROVIDED that if the failure to satisfy any conditions set forth in
    Section 15 shall be a basis for termination of the Merger Agreement under any other clause of this section, a termination pursuant to this clause shall be deemed a termination under such other clause;

        (f) by either Parent or the Company if the Offer shall not have been consummated on or before February 29, 2000, PROVIDED that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

        (g) by the Company, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within five days after the giving of written notice thereof to Parent; or

        (h) by the Company, in order to accept a Superior Proposal, PROVIDED that the Board of Directors of the Company reasonably determines in good faith (after due consultation with independent counsel, which may be Stoel Rives LLP), that it is or is reasonably likely to be required to accept such proposal in order to discharge properly its fiduciary duties; the Company has given Parent three business days' advance notice of the Company's intention to accept such Superior Proposal; the Company shall in fact accept such proposal; the Company shall have paid the fee and expenses contemplated by the Merger Agreement; and the Company shall have complied in all respects with the provisions of the section regarding "No Solicitation."

    In the event of termination of the Merger Agreement and the abandonment of the Offer or the Merger, the Merger Agreement (other than certain sections) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); PROVIDED, HOWEVER, that no such termination shall relieve any party thereto from any liability for any willful breach of the Merger Agreement prior to termination. If the Merger Agreement is terminated as provided herein, each party shall use all reasonable best efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated thereby, whether obtained before or after the execution hereof, to the party furnishing the same.

    The Company agrees that if the Merger Agreement is terminated pursuant to

        (i) the provisions described in clause (d) above;

        (ii) the provision described in clause (h) above; or

        (iii) the provision described in clause (e) or (f) above and, with respect to this clause (iii), (A) at the time of such termination, there shall be outstanding a BONA FIDE Company Takeover Proposal which has been made directly to the shareholders of the Company or has otherwise become publicly known or there shall be outstanding an announcement by any credible third party of a BONA FIDE intention to make an Acquisition Proposal (in each case whether or not conditional and whether or not such proposal shall have been rejected by the Board of Directors of the Company) or (B) an Alternative Transaction shall be publicly announced by the Company or any third party within 12 months following the date of such termination and such transaction shall at any time thereafter be consummated on substantially the terms theretofore announced, then the Company shall pay to Parent the sum of $5 million. Any payment required by this section shall be made as promptly as practicable but in no event later than two business days following termination of the Merger Agreement in the case of clause (i) above, upon termination of the Merger Agreement in the case of clause (ii) above and, in the case of clause (iii) above, upon consummation of such Company Takeover Proposal, and shall be made by wire transfer of immediately available funds to an account designated by Parent.

    The Company further agrees that if the Merger Agreement is terminated pursuant to clause (c)(i) above,

        (i) the Company will pay to Parent, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the amount of all documented and reasonable costs and expenses incurred by Parent, Purchaser and their affiliates (including but not limited to fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisors) in an aggregate amount not to exceed $500,000 in connection with the Merger Agreement or the transactions contemplated hereby ("Parent Expenses"); and

        (ii) in the event that the Company consummates a Company Takeover Proposal (whether or not solicited in violation of the Merger Agreement) which is publicly announced within one year from the date of termination of the Merger Agreement, the Company will pay to Parent the sum of $5 million, which payment shall be made not later than two business days following consummation of such Company Takeover Proposal.

If the Merger Agreement is terminated pursuant to clause (c)(ii), the Company will pay to Parent, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the Parent Expenses.

    GUARANTEE. Tyco has guaranteed the payment by Purchaser of the Per Share Amount and any other amounts payable by Purchaser pursuant to the Merger Agreement and has agreed to cause Purchaser to perform all of its other obligations under the Merger Agreement in accordance with its terms.

    ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

    SHAREHOLDER'S AGREEMENT. As an inducement to Parent and the Purchaser entering into the Agreement with the Company, Robert L. Praegitzer (the "Shareholder"), who owns approximately 53.0% of the Shares on a diluted basis, has entered into a Shareholder's Agreement (the "Shareholder's Agreement") with Parent and the Purchaser.

    The following summary of certain provisions of the Shareholder's Agreement, a copy of which is filed as an exhibit to the Schedule 14D-9, is qualified in its entirety by reference to the text of the Shareholder's Agreement.

    AGREEMENT TO TENDER. The Shareholder has agreed that he shall tender his Shares in the Offer and that he shall not withdraw any Shares so tendered; PROVIDED, HOWEVER, that if the Shareholder is unable to tender any Shares that are pledged to KeyBank National Association ("KeyBank") the Shareholder shall not be obligated to tender such Shares; PROVIDED FURTHER that the Shareholder shall sell such Shares to Purchaser, and Purchaser shall purchase such Shares from the Shareholder, at the Per Share Amount prior to the Effective Time promptly upon termination of the pledge agreements between the Shareholder and KeyBank relating to such Shares. Purchaser hereby agrees that, if the Offer is consummated, it will satisfy the liabilities secured by the pledge of Shares to KeyBank prior to the Effective Time.

    The Shareholder shall tender his Shares (other than the Shares pledged to KeyBank) not later than fourteen business days following commencement of the Offer, other than with respect to the Shares subject to the CBL Insured Credit Facility Agreement (the "CBL Agreement") which shall be tendered not later than one business day prior to the initially scheduled expiration of the Offer; PROVIDED, HOWEVER, that if the Shares subject to the CBL Agreement are not tendered as aforesaid, any damages of Purchaser shall be limited to $5,000,000.

    In connection therewith, the Company has agreed with, and covenanted to, Parent that the Company shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Parent or the Purchaser or otherwise in compliance with the Shareholder's Agreement.

    GRANT OF IRREVOCABLE PROXY. Subject to the provisions of the pledge agreements with KeyBank, the Shareholder has irrevocably granted to, and appointed, Parent and any individual designated by Parent as the Shareholder's proxy and attorney-in-fact, to vote the Shareholder's Shares, or grant a consent or approval in respect of the Shares, at any meeting of shareholders of the Company or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Articles of Incorporation or Bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

    REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS. The Shareholder has made certain representations and warranties in the Shareholder's Agreement, including with respect to (i) ownership of his Shares, (ii) the authority to enter into and perform his obligations under the Shareholder's Agreement and the absence of required consents and statutory or contractual conflicts or violations, (iii) the absence of liens, claims, security interests, proxies, voting trusts or other arrangements or any other encumbrances on or in respect of the Shares, except for those disclosed to Purchaser (iv) finder's fees, and (v) an acknowledgment of Parent's reliance upon the Shareholder's execution of the Shareholder's Agreement in entering into, and causing Purchaser to enter into, the Merger Agreement. In addition, the Shareholder has agreed not to transfer, or consent to any transfer of any or all of the Shareholder's Shares or any interest therein (except as contemplated by the Shareholder's Agreement), enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares or any interest therein, grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares or any interest therein except with respect to election of directors at the Company's annual meeting, deposit the Shares into a voting trust or enter into a voting arrangement or agreement with respect to the Shares or take any other action that would in any way restrict, limit or interfere with its obligations under the Shareholder's Agreement. The Shareholder has also agreed, directly or indirectly, not to solicit, initiate or encourage the submission of any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

    TERMINATION. The Shareholder's Agreement, and all rights and obligations thereunder, shall terminate upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the date that Parent or Purchaser shall have purchased and paid for the Shares of the Shareholder pursuant to the terms of the Shareholder's Agreement; PROVIDED, HOWEVER, that the termination of the Shareholder's Agreement shall not relieve any party of liability for breach of such agreement prior to its termination.

    OTHER AGREEMENTS. In November 1995 the Company entered into an employment agreement with Robert L. Praegitzer, providing an annual base salary of $250,000 with increases over time, and eligibility for bonuses and other Company benefits. Mr. Praegitzer's employment agreement is of an indefinite duration.

    In August 1996, the Company entered into employment agreement with Robert J. Versiackas providing for annual base salary of $130,000 with eligibility for bonuses and other Company benefits. If at the end of each quarter during the first two years of this agreement the total salary and bonus paid to Mr. Versiackas is less than an annualized rate of $165,000, the Company shall pay Mr. Versiackas an amount equal to the difference. Additionally, Mr. Versiackas received options to acquire 16,043 shares of Common Stock at a price of $13.125 per share. Upon termination, Mr. Versiackas is entitled to all payments customary under Company policies. The agreement with Mr. Versiackas may be terminated by either party with or without cause upon thirty (30) days written notice (or, in the case of termination by the Company, with payment of sixty (60) days of base compensation in lieu of thirty (30) days notice).

    Mr. Versiackas has also entered into an agreement with the Company restricting his ability to compete with the Company until two years after termination of his employment and prohibiting disclosure of confidential information and solicitation of the Company's customers or employees.

    In addition, in April 1999 Mr. Versiackas entered into an agreement with the Company which provides that, upon a change of control of the Company, if Mr. Versiackas' employment is terminated within one year after the change of control, Mr. Versiackas' stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if Mr. Versiackas' employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 6 months of his base salary within 30 days of termination.

    In March 1998 the Company entered into an agreement with James M. Buchanan, the Company's Senior Vice President of Sales and Marketing, providing for an annual base salary of $185,000 with eligibility for bonuses and other Company benefits.

    Mr. Buchanan has also entered into an agreement with the Company in the event of a change of control. The agreement provides that, upon a change of control of the Company, if Mr. Buchanan's employment is terminated within one year after the change of control, Mr. Buchanan's stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if Mr. Buchanan's employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 18 months of his base salary within 30 days of termination, insurance coverage and car allowance for 18 months following termination.

    In December 1998 the Company entered into a Stock Purchase Agreement with Matthew J. Bergeron, the Company's President and Chief Operating Officer, pursuant to which the Company sold Mr. Bergeron 100,000 unregistered shares of its common stock at fair market value. Due to the restrictions on transfer of the shares, the agreement provided that the fair market value of the shares would be 75% of the public market price of the Company's common stock as quoted on the Nasdaq National Market System. On December 22, 1998, the date on which the purchase price for the shares was established, the closing market price for the Company's common stock was $6.9375 per share. Accordingly, the purchase price for the shares was $520,350. Under the terms of the agreement, Mr. Bergeron must pay the Company the entire purchase price, without interest, on or before January 1, 2006. The Company agreed to indemnify Mr. Bergeron for any state or federal income tax liability for which he may become liable on account of interest imputed on the deferred payment of the purchase price.
Mr. Bergeron has the option to require the Company to repurchase the shares from him during January 2006 for $420,312.50. This transaction closed February 18, 1999.

    Each of Mr. Bergeron, Gregory L. Lucas, Senior Vice President of Technology of the Company, and Robert G. Schmelzer, Senior Vice President of Administration of the Company, has also entered into an agreement with the Company in the event of a change of control. The agreement provides that, upon a change of control of the Company, if such officer's employment is terminated within one year after the change of control, such officer's stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if such officer's employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 6 months of his base salary within 30 days of termination.

    The Company has leased its Dallas warehouse facility from Robert L. Praegitzer, with the lease payments totaling $160,800 for the year end June 30, 1999. The lease rates for the warehouse facility were determined by Mr. Praegitzer, who was the sole shareholder of the Company at the time of determination. The Board of Directors of the Company unanimously concluded that these rates were comparable to rates that could have been obtained from an independent party.

    In June 1999 Robert L. Praegitzer, Chairman of the Board and Chief Executive Officer of the Company, pledged an aggregate of 2,656,500 shares of the common stock of the Company he owns to KeyBank as collateral to secure the Company's credit facility with the bank. Mr. Praegitzer did not receive any direct or indirect compensation for this transaction.

    Theodore L. Stebbins, a director of the Company, is a managing director of Adams, Harkness & Hill ("Adams Harkness"), an investment banking firm. The Company has retained Adams Harkness to provide financial advisory services in connection with strategic alternatives that the Company had been considering, including the transactions contemplated by the Merger Agreement. See Item 5.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE BOARD OF DIRECTORS. THE BOARD HAS DETERMINED THAT THE TYCO OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF COMPANY. THE BOARD RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE TYCO OFFER AND TENDER ALL OF THEIR COMMON STOCK PURSUANT TO THE TYCO OFFER. The Board's determination and recommendation were made by a unanimous vote of the directors (with Mr. Stebbins abstaining because he is a managing director of Adams Harkness, which is entitled to a fee payable in part upon the completion of a transaction such as that presented by the Tyco Offer) at the Board's October 25, 1999 meeting.

    The Board's recommendation is based in part on the oral opinion delivered by Adams Harkness to the Board on October 25, 1999, that, as of such date, the cash consideration to be received by the holders of Common Stock pursuant to the Tyco Offer is fair to such holders from a financial point of view. Adams Harkness subsequently confirmed its opinion in writing.

    A copy of the letter to Company's shareholders communicating the Board's recommendation is filed as Exhibit 5 to this Schedule and is incorporated herein by reference.

    BACKGROUND AND REASONS FOR THE RECOMMENDATION. In this section, references to Tyco are references to Tyco's United States subsidiaries and affiliates including Tyco (US) International Inc. ("Tyco (US)") and Tyco Printed Circuit Group. Tyco, the Bermuda company, is referred to in this section as Tyco International Ltd.

    In April 1999, Praegitzer began to explore strategic alternatives, including acquisition possibilities. At that time, Praegitzer retained Adams, Harkness & Hill, Inc. and McDonald Investments Inc. to assist it in this broad-ranging exploration. McDonald and KeyBank, the Company's principal creditor, are both wholly owned subsidiaries of KeyCorp. Beginning in late April 1999, Adams Harkness and McDonald contacted not less than 24 companies to gauge their interest in potential strategic business relationships and business combinations with Praegitzer. As a result of these contacts, Praegitzer entered into discussions with four companies concerning a possible transaction.

    On April 27, 1999, McDonald contacted a private equity investment firm ("Equity Investment Company A") to discuss a possible transaction. On April 28, 1999, Adams Harkness contacted another private equity investment firm ("Equity Investment Company B") and Tyco for the same purpose.

    On April 29, 1999, Equity Investment Company A contacted McDonald indicating interest in pursuing a possible transaction. On the same day, Steve Gardner, President of Tyco Printed Circuit Group, contacted Adams Harkness, indicated that Tyco was interested in pursuing a transaction and instructed Adams Harkness to contact Brian Roussell, Vice President of Finance and Administration of Tyco Printed Circuit Group Inc. Adams Harkness contacted Mr. Roussell on that same day regarding a possible transaction.

    From May 3, 1999 through May 9, 1999, Tyco Printed Circuit Group and Praegitzer negotiated a confidentiality agreement, which was signed on May 10, 1999, at which time each party commenced due diligence on the other. During the week of May 3, 1999, Equity Investment Company A and Praegitzer signed confidentiality agreements and commenced due diligence on each other.

    On May 5, 1999, Praegitzer and Equity Investment Company B began negotiating a confidentiality agreement, which was signed on May 13, 1999.

    On May 12, 1999, Equity Investment Company A, Praegitzer and their respective advisers met at the offices of Praegitzer's legal advisers in Portland, Oregon to discuss due diligence matters. Additional due diligence discussions were held on May 14, 1999 and during the weeks of May 16, 1999 and May 24, 1999.

    On May 17, 1999, Equity Investment Company B scheduled a meeting with Mr. Bergeron to discuss a possible transaction.

    On May 19 and 20, 1999, Tyco, Praegitzer and their respective advisers held meetings at Praegitzer's headquarters offices in Tualatin, Oregon and at the offices of Praegitzer's legal advisers in Portland, Oregon to continue discussing a possible business combination. Praegitzer's and Tyco's respective management and advisers participated in these meetings. The parties held preliminary discussions about the non-financial aspects of a potential acquisition of Praegitzer by Tyco, including organization, facilities, products and customers.

    On May 20, 1999, representatives of Equity Investment Company B met with Mr. Bergeron in Dallas, Oregon and conducted due diligence.

    On May 24, 1999, Equity Investment Company B contacted Adams Harkness and asked for additional due diligence information. On June 1, 1999, Equity Investment Company B informed Adams Harkness that, although Equity Investment Company B was interested in pursuing a possible business combination, for financing and timing reasons it wished to delay discussions for at least three months.

    On June 3, 1999, Tyco presented Praegitzer with a non-binding indication of interest letter, suggesting a cash price of $7.25 to $8.00 per share for the acquisition of all shares of Praegitzer common stock. From June 4, 1999 through June 21, 1999, the parties exchanged additional information and internally reviewed the potential benefits of a transaction.

    Also on June 3, 1999, Equity Investment Company A indicated it was considering a recapitalization transaction that would value Praegitzer's common stock at approximately $6.00 per share, but that Equity Investment Company A required additional due diligence before it would be in the position to finalize an offer. Equity Investment Company A conducted further due diligence on June 4, 1999 and during the week of June 6, 1999.

    On June 14 and 15, and also from June 21 to June 24, 1999, representatives of Tyco's subsidiaries conducted due diligence at the offices of Praegitzer's legal advisers in Portland, Oregon.

    On June 16, 1999, Equity Investment Company A notified McDonald that Equity Investment Company A was prepared to enter into a recapitalization transaction with Praegitzer that would value Praegitzer's common stock at $4.00 per share.

    On June 20, 1999, McDonald informed Equity Investment Company A that Praegitzer had decided to postpone any decision on the proposal for at least two months. On June 22, 1999, the president of a printed circuit board manufacturer (the "PCB Company") contacted Mr. Bergeron about a possible business combination.

    On June 24, 1999, representatives of the PCB Company and Praegitzer met to discuss a possible business combination. The PCB Company and Praegitzer entered into confidentiality agreements and completed due diligence on June 28, 1999.

    On June 29, 1999, Richard D. Malloy, Director of Mergers and Acquisitions of Tyco (US), orally informed Praegitzer that the proposal in its June 3, 1999 letter was no longer feasible due to valuation issues and concern about the status of Praegitzer's credit arrangements. Mr. Malloy indicated Tyco was still interested in pursuing a transaction, and suggested postponing further discussion until Praegitzer's circumstances were clarified.

    Also on June 29, 1999, the PCB Company indicated it would submit a business combination proposal on July 2, 1999, but on July 1, 1999, the PCB Company informed Praegitzer that no proposal would be forthcoming on July 2, 1999. The PCB Company requested more time to consider alternatives and to conduct additional due diligence. On July 21, 1999, the PCB Company informed McDonald that the PCB Company might be interested only in purchasing one or two of Praegitzer's manufacturing facilities, but the PCB Company never submitted any transaction proposal for Praegitzer's consideration.

    On August 5, 1999, Praegtizer announced its financial results for the fourth quarter and fiscal year ended June 30, 1999. For the fourth quarter, Praegitzer reported a modest increase in revenue from the prior year and a restructuring that resulted in a pretax charge of $21.4 million. Praegitzer also reported that, at June 30, 1999 it was not in compliance with all the covenants of its major credit agreements, including its revolving credit agreement with KeyBank. Praegitzer reported that its business and financial condition could be materially and adversely effected if it were unable to reach agreements with its creditors.

    On August 31, 1999, Mr. Bergeron asked Adams Harkness to contact Tyco to recommence transaction discussions. Adams Harkness left a message with Tyco on September 1, 1999, and on September 2, 1999 Mr. Malloy informed Adams Harkness that Tyco would consider recommencing discussions.

    On September 7, 1999, Mr. Malloy called Mr. T. L. Stebbins, a director of Praegitzer and a managing director at Adams Harkness, and indicated Tyco was interested in recommencing discussions with Praegitzer, with the understanding that Tyco was prepared to offer no more than $5.50 per share for the acquisition of all shares of Praegitzer common stock until Praegitzer's September 1999 financial statements were available. Upon receipt of this information, Mr. Bergeron instructed Adams Harkness to cease communications with Tyco.

    On September 10, 1999, Praegitzer's commercial lenders requested Praegitzer renegotiate its credit arrangements. Following this request, Robert Praegitzer, Chairman of the Board and Chief Executive Officer of Praegitzer, and
Mr. Bergeron convened a conference call among themselves, Adams Harkness and McDonald during which Mr. Praegitzer and Mr. Bergeron requested that Adams Harkness and McDonald contact a number of the original companies who Adams Harkness and McDonald thought may be interested in purchasing Praegitzer at a lower price. Mr. Praegitzer and Mr. Bergeron also asked Adams Harkness to contact Tyco to inform Tyco that Praegitzer was interested in recommencing transaction discussions at a price per share to be determined after Tyco had completed its due diligence.

    On September 13, 1999, Mr. Stebbins discussed Praegitzer's position with Mr. Malloy, who requested updated due diligence materials and financial statements.

    On September 15, 1999, Adams Harkness contacted Investment Company Company B to gauge its interest in recommencing discussions concerning a possible transaction.

    On September 16, 1999, the Praegitzer board of directors met to discuss the status of negotiations with Tyco.

    On September 20, 1999, Mr. Malloy indicated Tyco's interest in proceeding with a transaction to Adams Harkness. Mr. Malloy and Mr. Bergeron arranged several due diligence meetings at Praegitzer's headquarters offices in Tualatin, Oregon over the next two weeks.

    On September 21, 1999, the management of Praegitzer and its advisers met at Praegitzer's headquarters offices in Tualatin, Oregon with representatives of Tyco to discuss a possible business combination. On the same day, Equity Investment Company B indicated to Adams Harkness that Equity Investment Company B was interested in pursuing discussions, but that Equity Investment Company B was now interested only in purchasing certain Praegitzer manufacturing facilities rather than the entire company.

    On September 23, 1999, the Praegitzer Board met to approve the delayed filing with the Commission of its Annual Report on Form 10-K for the year ended June 30, 1999 and to explore strategic alternatives with McDonald and Adams Harkness.

    On September 29, 1999, Adams Harkness contacted Tyco to discuss the status of Tyco's expected offer.

    In late September 1999, McDonald contacted Equity Investment Company A to determine Equity Investment Company A's interest in recommencing discussions concerning a possible transaction with Praegitzer. On October 7, 1999, Equity Investment Company A, Praegitzer and their respective advisers met at Praegitzer's headquarters offices in Tualatin, Oregon to discuss a possible transaction. At that meeting Equity Investment Company A presented Praegitzer with a letter of interest for the purchase solely of Praegitzer's Dallas and Fremont manufacturing facilities, conditioned on satisfactory financing arrangements and additional due diligence.

    On October 12, 1999, the Company executed a Deferral Loan and Lease Modification Agreement with substantially all of its lenders and lessors, thereby eliminating the existing covenant defaults and the prospect of immediate acceleration of the amounts due to those creditors.

    Also on October 12, 1999, Equity Investment Company B informed Adams Harkness that Equity Investment Company B was no longer interested in pursuing any acquisition discussions.

    On October 13, 1999, the Company filed with the Commission its Annual Report on Form 10-K for the fiscal year ended June 30, 1999, which was due to be filed September 28, 1999.

    Also on October 13, 1999, Tyco delivered an acquisition proposal to Praegitzer. Under the terms of the proposal, Tyco would acquire Praegitzer by means of a cash tender offer, at a price of $5.50 per share of Praegitzer common stock. Representatives of Equity Investment Company A completed additional due diligence on the same day.

    On October 15, 1999, the Praegitzer board met with Adams Harkness at Praegitzer's headquarters offices in Tualatin, Oregon to review Tyco's proposal and discuss tender offer procedures.

    Also on October 15, 1999, Tyco International Ltd.'s Board of Directors approved the cash tender offer at a price of $5.50 per share of Praegitzer common stock.

    On October 16, McDonald contacted Equity Investment Company A to inform Equity Investment Company A that Praegitzer preferred a transaction pursuant to which all of the common stock of Praegitzer would be acquired, rather than an asset purchase of only two of Praegitzer's facilities. McDonald also informed Equity Investment Company A that Praegitzer was seeking a stock transaction that valued its common stock at $6.00 per share or greater. On October 17, 1999, Equity Investment Company A informed McDonald that Equity Investment Company A was not interested in purchasing all of the stock of Praegitzer, but was only interested in purchasing the two manufacturing facilities.

    On October 18, 1999, Mr. Stebbins informed Tyco that Praegitzer was entertaining other potential proposals for certain Praegitzer assets. Adams Harkness requested Tyco propose a transaction either at a higher price per share or structured differently. On October 20, 1999, Irving Gutin, Senior Vice President of Tyco (US), and Mr. Malloy declined to modify Tyco's proposal.

    On October 19, 1999, Tyco, Praegitzer and Adams Harkness convened several conference calls to discuss Tyco's proposal and the transaction schedule.

    On October 20, 1999, Mr. Bergeron verbally accepted Tyco's non-binding written offer on Praegitzer's behalf and requested Mr. Malloy supply a draft merger agreement, which Praegitzer received from Tyco's legal counsel on October 22, 1999.

    From October 22 through October 26, 1999, Tyco, Praegitzer and their respective advisers negotiated the terms and provisions of the merger agreement and ancillary documents.

    The Praegitzer board of directors met on October 25, 1999. At the meeting

    - Praegitzer's legal advisers and management updated the Praegitzer board on the status of negotiations with Tyco and informed the board that all substantive issues had been resolved,

    - Praegitzer's legal advisers made a presentation to the Praegitzer board regarding the fiduciary duties of the Praegitzer board,

    - Praegitzer's legal advisers reviewed with the Praegitzer board the terms of the proposed merger agreement with Tyco and the regulatory filings and approvals that would be required in connection with the proposed transaction,

    - Adams Harkness made a financial presentation to the Praegitzer board and

    - Adams Harkness rendered its opinion to the effect that, as of that date, the Per Share Amount was fair to Praegitzer shareholders from a financial point of view.

    Afterwards, the Praegitzer board by a unanimous vote (with Mr. Stebbins abstaining because he is a managing director of Adams Harkness, which is entitled to a fee payable in part upon the completion of a transaction such as that presented by Tyco) determined the merger was fair to, and in the best interests of, Praegitzer and its shareholders and

    - unanimously approved (again with Mr. Stebbins abstaining) the terms of the Merger Agreement and the transactions contemplated by the agreement, and

    - authorized the execution of the Merger Agreement and recommended that Praegitzer shareholders tender all their shares in the Tyco Offer.

    On October 25, 1999 the closing price of Praegitzer common stock was $4.75 per share.

    On October 26, 1999 all documentation, including the disclosure schedules of Praegitzer, were finalized to the satisfaction of the designated officers, and all conditions with respect to the execution of the Merger Agreement were satisfied. Late in the morning of that day, the Praegitzer board met to receive an update from Mr. Bergeron as to the status of the transaction. That afternoon

    - Tyco and Praegitzer executed and delivered the Merger Agreement,

    - the majority shareholder of Praegitzer executed and delivered a shareholder agreement agreeing to tender the shareholder's shares in the Tyco Offer and

    - Tyco and Praegitzer publicly announced the signing of the Merger
      Agreement.

    In reaching the conclusions and recommendations described above, the Board considered the opportunity the Merger would provide to secure a premium for shareholders over recent market prices of Common Stock. In comparing this premium with the return on shareholder investment believed to be achievable through future appreciation of the Common Stock if the Company remained an independent company, the Board considered various factors affecting the Company's future financial performance and prospects. These factors included:

    - increasing consolidation in the industry and the Company's difficulty in competing with larger companies with substantially greater resources and name recognition than the Company,

    - the Company's ability to continue to attract experienced and motivated personnel in a highly competitive marketplace and

    - the Company's ability to service its debt obligations.

    In the course of its deliberations, the Board considered, among other things:

    - historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position,

    - current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock,

    - the Per Share Amount to be received by the holders of Common Stock in the Tyco Offer and the Merger and a comparison of comparable business combination transactions,

    - the strong reputation and financial condition of Tyco,

    - the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations, are reasonable,

    - the fact that the Merger Agreement permits the Board to furnish information to, or to engage in negotiations with, third parties and to terminate the Merger Agreement in certain circumstances, and the belief of the Board that the payment by the Company of a termination fee of $5 million to Purchaser in the event of such a termination would not unreasonably discourage third parties from making a superior proposal,

    - the business and financial prospects of the Company as an independent company,

    - the potential for third parties to enter into strategic relationships with or to acquire the Company if the Company did not enter into the Merger Agreement,

    - the fact that the Company had contact with several alternative parties to discuss a possible acquisition and that although these parties were each afforded ample time to submit an offer to acquire the entire Company, none of these parties made an acceptable offer,

    - the possibility that the Tyco Offer or the Merger might not be completed and the effect of the public announcement of the Tyco Offer and Merger on
      (a) the Company's sales, operating results and stock price and (b) the Company's ability to attract and retain key management, marketing and technical personnel,

    - the financial effect of the Merger and

    - the opinion of Adams Harkness that, as of October 25, 1999 and subject to and based on the matters described in its opinion, the Per Share Amount to be received by the holders of shares of Common Stock in the Tyco Offer and the Merger was fair from a financial point of view to the Company shareholders.

    The Board concluded that the benefits of the merger outweigh any of the potentially negative factors considered.

    The discussion above sets forth the material information and factors considered by the Board in consideration of the Merger Agreement. In view of the wide variety of factors considered, the Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The determination to approve the Merger was made after consideration of all of the factors as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Adams Harkness (under an engagement letter dated April 21, 1999) and retained McDonald (under an engagement letter dated
April 26, 1999) to provide it with financial advisory services in connection with the possible sale of the Company. The Board selected Adams Harkness and McDonald to act as the Company's financial advisor, based on their qualifications, expertise and reputation and its knowledge of the business and affairs of the Company.

    For these financial advisory services, the Company agreed to pay Adams Harkness and McDonald a transaction fee of 1% of the Transaction Value less $350,000 less any remaining Expense Credit. For purposes of the engagement letters, "Transaction Value" means (a) the total amount of cash paid, directly or indirectly, for the assets, business or capital stock of the Company,
(b) the fair market value of any assets, securities or other property or rights transferred, directly or indirectly, in payment for the assets, business or stock of the Company, except that debt instruments will be valued at their face amount, (c) the principal amount of any indebtedness for borrowed money appearing on the most recent balance sheet of the Company before the completion of the transaction and (d) the aggregate amount of any dividends or other distributions declared by the Company with respect to its stock after the date of the engagement letters, other than normal recurring cash dividends. For purposes of the engagement letters, "Expense Credit" means the credit for all expenses incurred in connection with the engagement against the $125,000 paid to McDonald under a previous engagement. This transaction fee becomes payable by the Company upon the successful completion of the Tyco Offer. In addition, the Company has agreed to indemnify Adams Harkness and McDonald and their affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Adams Harkness and McDonald or any of their affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of the engagement. Forty percent of the transaction fee is payable to Adams Harkness, and the balance is payable to McDonald.

    Under an engagement letter dated September 27, 1999, the Company retained Adams Harkness to provide it with a financial fairness opinion in connection with the possible sale of the Company. The Board selected Adams Harkness to act as the Company's financial advisor based on Adams Harkness' qualifications, expertise and reputation and its knowledge of the business and affairs of the Company.

    For this financial fairness opinion, the Company agreed to pay Adams Harkness a fee of $350,000, $50,000 of which was payable upon delivery of Adams Harkness' oral opinion to the Board, and the remainder of which will become payable upon completion of the Merger. In addition, the Company has agreed to reimburse Adams Harkness for its expenses related to this engagement and to indemnify Adams Harkness and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Adams Harkness or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Adams Harkness' engagement.

    Theodore L. Stebbins, a director of Company, is a managing director of Adams Harkness.

    Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Tyco Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Transactions in Securities.

    To the knowledge of Company, except as otherwise set forth in this Schedule, no transactions in the Common Stock have been effected during the past 60 days by Company or by any executive officer, director, affiliate or subsidiary of Company.

    (b) Intent to Tender.

    To the knowledge of Company, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Tyco Offer all shares of Common Stock that are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Negotiations.

    Except as set forth in this Schedule, no negotiation is being undertaken or is underway by Company in response to the Tyco Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of Company; or
(iv) any material change in the present capitalization or dividend policy of Company.

    (b) Transactions and Other Matters.

    Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Tyco Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
          1             Agreement and Plan of Merger dated as of October 26, 1999
                        among Offeror, Parent and the Company, with the Guarantee of
                        Tyco
          2             Shareholder's Agreement dated as of October 26, 1999 among
                        Purchaser, Offeror and Robert L. Praegitzer
          3             Engagement Letter dated April 21, 1999 between the Company and Adams Harkness
          4             Engagement Letter dated September 27, 1999 between the
                        Company and Adams Harkness
          5             Pledge Agreement dated June 11, 1999 between Robert L.
                        Praegitzer and Key Bank National Association
          6             Pledge Agreement dated June 11, 1999 between Robert L.
                        Praegitzer and Key Bank National Association
          7             Employment Agreement between the Company and Robert L.
                        Praegitzer dated November 17, 1995 (Incorporated by
                        reference to Exhibit 10.20 of the Company's Registration
                        Statement on Form S-1, Registration No. 333-01228)
          8             Employment Agreement between the Company and Robert J.
                        Versiackas dated August 26, 1996 (Incorporated by reference to Exhibit 10.19 of the Company's annual Report on Form 10-K for the Year Ended June 30, 1998 (the "1998 Form 10-K")
          9             Offer Letter between the Company and James M. Buchanan dated
                        March 24, 1998 (Incorporated by reference to Exhibit 10.20 of the 1998 Form 10-K)
         10             Stock Purchase Agreement between the Company and Matthew J.
                        Bergeron dated December 22, 1998 (Incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10-Q
                        for the Quarter Ending December 31, 1998)
         11             Change of Control Agreement between the Company and Matthew
                        J. Bergeron dated April 16, 1999
         12             Change of Control Agreement between the Company and Robert
                        Versiackas dated April 16, 1999
         13             Change of Control Agreement between the Company and James
                        Buchanan dated April 16, 1999
         14             Change of Control Agreement between the Company and Robert
                        Schmelzer dated April 16, 1999
         15             Change of Control Agreement between the Company and Gregory
                        Lucas dated April 16, 1999
         16             Noncompetition Agreement between the Company and Robert J.
                        Versiackas
         17             Press Release issued by the Company on October 26, 1999
         18             Form of Letter to Shareholders dated November 1, 1999*
         19             Opinion of Adams, Harkness & Hill, Inc.* (attached as Annex
                        I hereto)
         20             Excerpts from the Company's Proxy Statement for its 1999
                        Annual Meeting of Shareholders dated October 25, 1999.*
                        (attached as Annex II hereto)

------------------------

*   Included in copies mailed to shareholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRAEGITZER INDUSTRIES, INC.

                                               By: /s/ MATTHEW J. BERGERON
     ---------------------------------------------------------------------------
                                                      Matthew J. Bergeron
                                                    President

Dated: November 1, 1999

                                    ANNEX I
                          ADAMS, HARKNESS & HILL, INC.

October 25, 1999

Board of Directors

Praegitzer Industries, Inc.

19801 SW 72nd Avenue

Tualatin, OR 97062

Attention:    Robert L. Praegitzer--Chairman of the Board and Chief Executive
Officer

Members of the Board:

You have requested our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to the holders of common stock, no par value (the "Common Stock"), of Praegitzer Industries, Inc. (the "Company") of the consideration proposed to be received by such stockholders pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), to be entered into in substantially the form of the draft Merger Agreement dated October 25, 1999, among the Company, Sigma Circuits, Inc. (the "Parent"), an indirect wholly owned subsidiary of Tyco International Ltd., and T Merger Sub (OR), Inc., a wholly owned subsidiary of the Parent (the "Sub"). The draft Merger Agreement provides that the Sub will commence a tender offer (the "Offer") for any and all outstanding shares of Common Stock at a price of $5.50 per share net to the seller in cash. Assuming the Sub acquires at least fifty-one percent (51%) of the Common Stock in the Offer and the Company satisfies certain other conditions as set forth in the Merger Agreement, a merger of the Sub with and into the Company (the "Merger") will occur, and stockholders of the Company who do not tender their shares in the Offer will receive $5.50 per share net to the seller in cash in the Merger. We refer to the Offer and the Merger together as the "Transaction."

Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive fees for our services, including a fee payable upon rendering this opinion and a fee payable upon the closing of the Transaction. We have in the past provided investment banking and financial advisory services to the Company for which we have received various fees. We also serve as a market maker for the Common Stock, and, in the ordinary course of our business, may trade in the Common Stock for our own account and for the accounts of customers. Accordingly, we may at any time hold a long or short position in the Common Stock.

We are expressing no opinion as to what the value of the Common Stock will be when purchased in the Offer or when converted in the Merger or the prices at which the Common Stock will actually trade at any time. Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, as of the date hereof, of the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement and does not address the Company's underlying business decision to engage in the Transaction.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended June 30, 1999; (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company, including forecasts, prepared by members of senior management of the Company which we discussed and reviewed with members of the senior management of the Company; (iii) conducted due diligence discussions with members of senior management of the Company and Parent, and discussed with members of senior management of the Company and Parent their views regarding the business and prospects of the Company and Parent and financial and operating benefits arising from the Transaction;
(iv) reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (v) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vi) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (vii) participated in certain discussions among representatives of the Company and Parent and their financial and legal advisors; (viii) reviewed a draft of the Merger Agreement dated October 25, 1999; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, as of the date hereof, of the proposed consideration and does not address the Company's underlying business decision to engage in the Transaction. Our Fairness Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on any matter relating to the Transaction. We are expressing no opinion as to the value of the Company's common stock at the time of our analysis or at any time prior to and including the effective date of the Transaction. In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

                                          Sincerely,
                                          ADAMS, HARKNESS & HILL, INC.
                                          By: /s/ JOSEPH W. HAMMER
          ----------------------------------------------------------------------
                                             Joseph W. Hammer
                                             Managing Director

                                    ANNEX II

                             PRAEGITZER INDUSTRIES
                             19801 SW 72(ND) AVENUE
                             TUALATIN, OREGON 97062

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    The following information is being furnished to holders of the common stock (the "Shares"), of Praegitzer Industries, Inc., an Oregon corporation (the "Company"), in connection with the possible designation by Sigma Circuits, Inc. ("Sigma"), a Delaware corporation and an indirect wholly owned subsidiary of Tyco International Ltd. ("Tyco"), a Bermuda company, of at least a majority of the members of the Board of Directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of October 26, 1999 (the "Merger Agreement"), by and among the Company, Sigma and T Merger Sub (OR), Inc. ("Purchaser"), an Oregon corporation, with the guarantee of Tyco. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S SHAREHOLDERS.

    The Merger Agreement provides that promptly following the purchase of any Shares pursuant to the Offer, Sigma may request that the Company take all actions necessary to cause persons designated by Sigma to become directors of the Company (the "Sigma Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing
(i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Sigma or any affiliate thereof by (ii) the total number of Shares outstanding; provided that prior to the consummation of the Merger, the Board of Directors of the Company (the "Board of Directors") shall always have at least two members who are directors as of the date hereof, one of whom will be Robert L. Praegitzer and one of whom will be a director who is neither an officer of the Company nor a designee of Sigma. The Company has also agreed to increase the size of the Board of Directors or exercise reasonable best efforts to secure the resignation of existing directors so as to enable Tyco's designees to be elected to the Board of Directors in accordance with such provisions.

    The information contained in this Annex II concerning Sigma and Purchaser has been furnished to the Company by Sigma, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of October 26, 1999, there were issued and outstanding 13,129,751 shares of Common Stock, each of which entitles the holder to one vote.

           BOARD OF DIRECTORS, SIGMA DESIGNEES AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board of Directors. The followings sets forth as to each director his age (as of September 30, 1999), principal occupation and business experience, the period during which he has served as a director and the expiration of his terms as a director.

                          DIRECTOR
    NAME, PRINCIPAL OCCUPATION, AND OTHER DIRECTORSHIPS         AGE       SINCE
------------------------------------------------------------  --------   --------
ROBERT L. PRAEGITZER founded the Company in 1981 and has         68        1981
  been its Chief Executive Officer and Chairman of the Board since that time, and was the President from the founding
  until January 1998. He was also the founder and President
  of Praegitzer Design Incorporated, which merged into the
  Company in 1995, and Praegitzer Property Group, the assets of which were acquired by the Company in 1996.

MATTHEW J. BERGERON joined the Company in 1990 as Chief          36        1995
  Financial Officer. He became Senior Vice President in
  1993, a director in November 1995, Executive Vice
  President and Chief Operating Officer in April 1997 and
  President and Chief Operating Officer in January 1998.
  Prior to joining the Company, Mr. Bergeron was an
  accountant at Johnson & Shute P.S., a public accounting
  firm.

DANIEL J. BARNETT joined the Company as Senior Vice              48        1996
  President and a director in August 1996 in connection with the merger of Trend Circuits, Inc. ("Trend") into the
  Company. On May 29, 1998, Mr. Barnett terminated his
  employment with the Company. Prior to the merger, Mr.
  Barnett was the president of Trend. Mr. Barnett served as
  the president of Trend from 1992 until August 1996.

THEODORE L. STEBBINS is the Managing Director of Adams,          58        1996
  Harkness & Hill, Inc. ("Adams Harkness"), an investment
  banking firm, and was appointed to the Board of Directors
  of the Company in May 1996.

MERRILL A. MCPEAK joined the Company as a director in April      63        1997
  1997. He is a retired general of the United States Air
  Force. He served as Chief of Staff of the Air Force from
  October 1990 to October 1994. He is Chairman of the Board
  and a Director of ECC International, and serves on the
  boards of four other publicly traded companies: Tektronix
  Inc., Thrustmaster Inc., Trans World Airlines, and Western
  Power and Equipment.

GORDON B. KUENSTER joined the Company as a director in           66        1997
  November 1997. He is founder and Chief Executive Officer
  of Seattle Sight Systems, Inc., a manufacturer of
  application-specific high resolution computer displays. He founded Seattle Sight Systems, Inc. in 1996 and is
  presently serving as Chief Executive Officer. Mr. Kuenster was founder and Chief Executive Officer of Virtual Vision,
  Inc. from 1991 to 1994 and Virtual Image Displays, Inc.
  from 1994 to 1996.

INFORMATION CONCERNING SIGMA DESIGNEES TO THE BOARD OF DIRECTORS

    Sigma has informed the Company that it will select the Sigma Designees from
L. Dennis Kozlowski (age 52), Joshua M. Berman (age 61), Mark H. Swartz (age
39), Mark A. Belnick (age 53), Irving Gutin (age 67), Neil R. Garvey (age 44), Steven Gardner (age 44), and Jeffrey D. Mattfolk (age 37), each of whom is a director or executive officer of Tyco, certain subsidiaries of Tyco (including

Sigma) or the Purchaser. Information concerning the Sigma Designees is contained in Annex I, Annex II and Annex III to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders with this Schedule 14D-9. The information in such Annexes is incorporated herein by reference. In addition to the information concerning Mr. Kozlowski in such Annexes, Mr. Kozlowski is a director of Applied Power, Inc. (control products), Raytheon Company (electronic systems and equipment), US Office Products Company (office products) and Starwood Hotel & Resorts Worldwide Inc. (hospitality and lodging). Tyco has also informed the Company that each of such directors and executive officers has consented to act as a Director of the Company, if so designated. It is expected that none of the Sigma Designees will receive any compensation for services preformed in his capacity as a Director of the Company.

BOARD MEETINGS AND COMMITTEES

    The Board of Directors met four times in the fiscal year ended June 30, 1999 ("fiscal 1999"). No director attended fewer than 75 percent of the aggregate of all meetings of the Board of Directors and the committees of which the director was a member during fiscal 1999. The standing committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Company does not have a Nominating Committee.

    The Audit Committee makes recommendations concerning the engagement of the independent public accountants, reviews with the independent public accountants the plans and results of audits, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees, and reviews the adequacy of the Company's internal accounting controls. The Audit Committee consists of General McPeak, Mr. Stebbins and Mr. Kuenster and met four times in fiscal 1999. The Compensation Committee determines compensation for the Company's executive officers, and administers the Company's 1995 Stock Incentive Plan and the Company's Employee Stock Purchase Plan. The Compensation Committee consists of Mr. Kuenster, General McPeak and Mr. Stebbins and met four times in fiscal 1999.

COMPENSATION OF DIRECTORS

    Directors who are not officers of the Company are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings. They also receive, in cash, an annual retainer fee of $10,000 in quarterly installments along with $1,000 for each board meeting attended. In addition, each individual who becomes a nonemployee director of the Company receives a non-statutory option to purchase 10,000 shares of Common Stock when the individual becomes a director, and each nonemployee director of the Company is automatically granted an annual non-discretionary, non-statutory option to purchase 5,000 shares of Common Stock upon re-election. Members of the Audit and Compensation Committees are each entitled to $500 per committee meeting they attend and the chairman of both committees is entitled to an annual cash payment of $1,000.

    After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Sigma Designees regarding the membership of any such committees of the Board.

EXECUTIVE OFFICERS

    Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of October 25, 1999) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with any other executive officer):

NAME                               AGE      POSITION
----                             --------   --------
Robert L. Praegitzer...........     68      Chief Executive Officer and Chairman of the Board
Matthew J. Bergeron............     36      President, Chief Operating Officer and Director
Robert J. Versiackas...........     50      Senior Vice President of Operations
James M. Buchanan..............     52      Senior Vice President of Sales and Marketing
Gregory L. Lucas...............     54      Senior Vice President of Technology
Robert G. Schmelzer............     48      Senior Vice President of Administration

    ROBERT L. PRAEGITZER founded the Company in 1981 and has been its Chief Executive Officer and Chairman of the Board since that time and was the President since that time until January 1998. He was also the founder and President of Praegitzer Design, Inc. which merged into the Company in 1995, and Praegitzer Property Group, the assets of which were acquired by the Company in 1996.

    MATTHEW J. BERGERON joined the Company in 1990 as Chief Financial Officer. He became Senior Vice President in 1993, a director in November 1995, the Executive Vice President and Chief Operating Officer in April 1997 and President and Chief Operating Officer in January 1998. Prior to joining the Company,
Mr. Bergeron was an accountant at Johnson & Shute P.S., a public accounting firm.

    ROBERT J. VERSIACKAS joined Trend in 1990 as Vice President of Operations and upon the merger of Trend into the Company in August 1996 was appointed Vice President of Operations--Fremont Division. In February 1997 Mr. Versiackas became Senior Vice President of Operations.

    JAMES M. BUCHANAN joined the Company as Senior Vice President of Sales and Marketing in April 1998. Prior to joining the Company, Mr. Buchanan served as Vice President of Sales for Zycon Corporation from 1984 until January 1997, Vice President of Sales for Hadco Corporation from January 1997 until August 1997 and Senior Vice President of Sales for Continental Circuits from August 1997 until April 1998.

    GREGORY L. LUCAS joined the Company in June 1997 as Senior Vice President of Technology. Prior to joining the Company, Mr. Lucas had been Vice President of Technology for Zycon Corporation since 1991. Mr. Lucas holds several patents primarily in the field of buried passive components.

    ROBERT G. SCHMELZER joined the Company in 1997 as Vice President of Human Resources. He became Senior Vice President of Administration in March of 1999. Prior to joining the Company, Mr. Schmelzer served as Vice President of Human Resources with Penwest, Ltd. and Penford Products Company from 1993 to 1997 and held a senior Human Resources position with Air Products and Chemicals, Inc. from 1985 to 1993.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership as of September 20, 1999 of the Common Stock by (i) each person known by the Company to own beneficially more than 5 percent of the Common Stock,
(ii) each director and each director nominee of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table, and (iv) all executive officers and directors as a group. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.

                                                     NUMBER OF SHARES BENEFICIALLY
BENEFICIAL OWNER                                               OWNED (1)             PERCENTAGE OF SHARES
----------------                                     -----------------------------   --------------------
Robert L. Praegitzer...............................            8,213,125(2)                 62.55%
  19801 SW 72(nd) Avenue
  Tualatin, Oregon 97062

Mellon Bank Corporation (3)........................            1,007,650(4)                  7.67%
  One Mellon Bank Center
  500 Grant Street
  Pittsburgh, PA 15258

Boston Group Holdings, Inc. (3)....................              716,550(5)                  5.46%
  One Mellon Bank Center
  500 Grant Street
  Pittsburgh, PA 15258

The Boston Company, Inc (3)........................              716,550(6)                  5.46%
  One Mellon Bank Center
  500 Grant Street
  Pittsburgh, PA 15258

Matthew J. Bergeron................................              177,849(7)                  1.35%

Robert J. Versiackas...............................              195,692(8)                  1.49%

Gregory L. Lucas...................................               31,250(9)                     *

James M. Buchanan..................................              34,369(10)                     *

Daniel J. Barnett..................................             110,703(11)                     *

Merrill A. McPeak..................................              16,999(12)                     *

Theodore L. Stebbins...............................              21,666(13)                     *

Gordon B. Kuenster.................................               4,999(14)                     *

All directors and executive officers as a group
  (11 persons).....................................           8,844,210(15)                 67.36%

------------------------

*   Less than 1%

 (1) Shares that the person has the right to acquire within 60 days after September 20, 1999 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

 (2) Includes options to purchase 93,750 shares of Common Stock that are exercisable within 60 days after September 20, 1999 and excludes options to purchase 31,250 shares of Common Stock not exercisable within 60 days after September 20, 1999.

 (3) The Company has relied upon the information contained in the Schedule 13G jointly filed by Mellon Bank Corporation, Boston Group Holdings, Inc. and The Boston Company, Inc. with the Securities and Exchange Commission on February 4, 1999.

 (4) Mellon Bank Corporation has sole voting power over 998,350 shares and sole dispositive power over 1,007,650 shares. Mellon Bank Corporation is the beneficial owner of these shares due to its direct or indirect ownership of certain entities, including without limitation Boston Group Holdings, Inc. and The Boston Company, Inc., which are the beneficial and record owners, respectively, of shares of the Company's common stock.

 (5) Boston Group Holdings, Inc. has sole voting power over 707,250 shares and sole dispositive power over 716,550 shares. Boston Group Holdings, Inc. is the beneficial owner of these shares due to its ownership of The Boston Company, Inc., the record owner of the shares. These shares are also included in the shares beneficially owned by Mellon Bank Corporation.

 (6) The Boston Company, Inc. has sole voting power over 707,250 shares and sole dispositive power over 716,550 shares. The shares are also included in the shares beneficially owned by Mellon Bank Corporation and Boston Group Holdings, Inc.

 (7) Includes options to purchase 68,749 shares of Common Stock that are exercisable within 60 days after September 20, 1999 and excludes options to purchase 31,251 shares of Common Stock not exercisable within 60 days after September 20, 1999.

 (8) Includes options to purchase 35,260 shares of Common Stock that are exercisable within 60 days after September 20, 1999 and excludes options to purchase 54,740 shares of Common Stock not exercisable within 60 days after September 20, 1999.

 (9) Includes options to purchase 31,250 shares of Common Stock that are exercisable within 60 days after September 20, 1999 and excludes options to purchase 93,750 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(10) Includes options to purchase 31,250 shares of Common Stock that are exercisable within 60 days after September 20, 1999 and excludes options to purchase 153,750 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(11) Includes options to purchase 3,333 shares of Common Stock that are exercisable within 60 days after September 20, 1999. Excludes options to purchase 6,667 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(12) Includes options to purchase 14,999 shares of Common Stock that are exercisable within 60 days after September 20, 1999. Excludes options to purchase 10,001 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(13) Includes options to purchase 21,666 shares of Common Stock that are exercisable within 60 days after September 20, 1999. Excludes options to purchase 3,334 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(14) Includes options to purchase 4,999 shares of Common Stock that are exercisable within 60 days after September 20, 1999. Excludes options to purchase 10,0001 shares of Common Stock not exercisable within 60 days after September 20, 1999.

(15) Includes options to purchase 332,756 shares of Common Stock that are exercisable within 60 days after September 20, 1999. Excludes options to purchase 464,744 shares of Common Stock not exercisable within 60 days after September 20, 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth all compensation paid by the Company with respect to the last three fiscal years to the Chief Executive Officer and the four other most highly compensated executive officers whose annual compensation exceeded $100,000.

                                                        ANNUAL                       LONG-TERM
                                                     COMPENSATION                   COMPENSATION
                                            ------------------------------   --------------------------
                                             FISCAL                          OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR      SALARY     BONUS     GRANTED    COMPENSATION(1)
---------------------------                 --------   --------   --------   --------   ---------------
Robert L. Praegitzer......................    1997     $274,999          0   125,000          9,640
  Chief Executive Officer                     1998     $300,000          0         0          9,640
                                              1999     $300,000          0         0          9,640

Matthew J. Bergeron.......................    1997     $149,999          0    25,000          4,983
  President and Chief Operating Officer       1998     $199,423          0    25,000          4,983
                                              1999     $200,000          0         0          4,983

Robert J. Versiackas......................    1997     $141,731          0    16,043              0
  Senior Vice President of Operations         1998     $199,892          0    58,957              0
                                              1999     $185,000          0    15,000              0

James M. Buchanan(2)......................    1997           --         --        --             --
  Senior Vice President of Sales              1998     $ 35,577          0   125,000         $1,615
  And Marketing                               1999     $185,000          0    20,000         $8,400

Gregory L. Lucas(3).......................    1997     $  7,115          0    50,000              0
  Senior Vice President of Technology         1998     $181,442          0    25,000              0
                                              1999     $185,000          0    20,000              0

------------------------

(1) Consists of car allowances

(2) Mr. Buchanan commenced employment with the Company on April 13, 1998.

(3) Mr. Lucas commenced employment with the Company on June 16, 1997.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides information regarding stock options granted in fiscal 1999 to the executive officers named in the Summary Compensation Table.

                                                                                          POTENTIAL REALIZABLE
                                                   PERCENTAGE                               VALUE AT ASSUMED
                                  NUMBER OF        OF OPTIONS                             ANNUAL RATES OF STOCK
                                    SHARES         GRANTED TO                            PRICE APPRECIATION FOR
                                  UNDERLYING       EMPLOYEES    EXERCISE                     OPTION TERM (1)
                                   OPTIONS         IN FISCAL    PRICE PER   EXPIRATION   -----------------------
NAME                               GRANTED            YEAR        SHARE        DATE          5%          10%
----                              ----------       ----------   ---------   ----------   ----------   ----------
Robert L. Praegitzer............         0              --           --            --          --            --
Matthew J. Bergeron.............         0              --           --            --          --            --
Robert J. Versiackas............    15,000(2)         3.45%      $5.344       4/16/09     $50,412      $127,754
James M. Buchanan...............    20,000(2)         4.60%      $5.344       4/16/09     $67,216      $170,339
Gregory L. Lucas................    20,000(2)         4.60%      $5.344       4/16/09     $67,216      $170,339

------------------------

(1) In accordance with rules of the Securities and Exchange Commission, these amounts are the hypothetical gains or "option spreads" that would exist for the respective options based on assumed compounded rates of annual stock price appreciation of 5 percent and 10 percent from the date the options were granted over the option term.

(2) These options become exercisable April 16, 2000.

OPTION EXERCISES AND YEAR-END OPTION VALUES

    The following table indicates for all executive officers named in the Summary Compensation Table (i) stock options exercised during fiscal 1999, including the value realized on the date of exercise, (ii) the number of shares subject to exercisable (vested) and unexercisable (unvested) stock options as of June 30, 1999, and (iii) the value of "in-the-money" options, which represents the positive spread between the exercise price of existing stock options and the year-end price of the Common Stock.

                               NUMBER OF               NUMBER OF SHARES SUBJECT     VALUE OF UNEXERCISED IN-THE-
                                SHARES                 TO UNEXERCISED OPTIONS AT       MONEY OPTIONS AT FISCAL
                               ACQUIRED                     FISCAL YEAR-END                  YEAR-END(1)
                                  ON        VALUE     ---------------------------   -----------------------------
NAME                           EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                           ---------   --------   -----------   -------------   ------------   --------------
Robert L. Praegitzer.........        --         --      62,500           62,500          $0            $     0
Matthew J. Bergeron..........        --         --      56,250           43,750          $0            $     0
Robert J. Versiackas.........        --         --      22,760           67,240          $0            $ 8,910
James M. Buchanan............        --         --      31,250          113,750          $0            $11,880
Gregory L. Lucas.............        --         --      31,250           63,750          $0            $11,880

------------------------

(1) Based on last sale price of $5.938 per share on June 30, 1999.

EMPLOYMENT ARRANGEMENTS

    In November 1995 the Company entered into an employment agreement with Robert L. Praegitzer, providing an annual base salary of $250,000 with increases over time, and eligibility for bonuses and other Company benefits.
Mr. Praegitzer's employment agreement is of an indefinite duration.

    In August 1996, the Company entered into employment agreement with Robert J. Versiackas providing for annual base salary of $130,000 with eligibility for bonuses and other Company benefits. If at the end of each quarter during the first two years of this agreement the total salary and bonus paid to Mr. Versiackas is less than an annualized rate of $165,000, the Company shall pay Mr. Versiackas an amount equal to the difference. Additionally, Mr. Versiackas received options to acquire 16,043 shares of Common Stock at a price of $13.125 per share. Upon termination, Mr. Versiackas is entitled to all payments customary under Company policies. The agreement with Mr. Versiackas may be terminated by either party with or without cause upon thirty (30) days written notice (or, in the case of termination by the Company, with payment of sixty (60) days of base compensation in lieu of thirty (30) days notice).

    Mr. Versiackas has also entered into an agreement with the Company restricting his ability to compete with the Company until two years after termination of his employment and prohibiting disclosure of confidential information and solicitation of the Company's customers or employees.

    In addition, in April 1999 Mr. Versiackas entered into an agreement with the Company which provides that, upon a change of control of the Company, if Mr. Versiackas' employment is terminated within one year after the change of control, Mr. Versiackas' stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if Mr. Versiackas' employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 6 months of his base salary within 30 days of termination.

    In March 1998 the Company entered into an agreement with James M. Buchanan, the Company's Senior Vice President of Sales and Marketing, providing for an annual base salary of $185,000 with eligibility for bonuses and other Company benefits.

    Mr. Buchanan has also entered into an agreement with the Company in the event of a change of control. The agreement provides that, upon a change of control of the Company, if Mr. Buchanan's employment is terminated within one year after the change of control, Mr. Buchanan's stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if Mr. Buchanan's employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 18 months of his base salary within 30 days of termination, insurance coverage and car allowance for 18 months following termination.

    In December 1998 the Company entered into a Stock Purchase Agreement with Matthew J. Bergeron, the Company's President and Chief Operating Officer, pursuant to which the Company sold Mr. Bergeron 100,000 unregistered shares of its common stock at fair market value. Due to the restrictions on transfer of the shares, the agreement provided that the fair market value of the shares would be 75% of the public market price of the Company's common stock as quoted on the Nasdaq National Market System. On December 22, 1998, the date on which the purchase price for the shares was established, the closing market price for the Company's common stock was $6.9375 per share. Accordingly, the purchase price for the shares was $520,350. Under the terms of the agreement, Mr. Bergeron must pay the Company the entire purchase price, without interest, on or before January 1, 2006. The Company agreed to indemnify Mr. Bergeron for any state or federal income tax liability for which he may become liable on account of interest imputed on the deferred payment of the purchase price.
Mr. Bergeron has the option to require the Company to repurchase the shares from him during January 2006 for $420,312.50. This transaction closed February 18, 1999.

    Each of Mr. Bergeron, Gregory L. Lucas, Senior Vice President of Technology of the Company, and Robert G. Schmetzer, Senior Vice President of Administration of the Company, has entered into an agreement with the Company in the event of a change of control. The agreement provides that, upon a change of control of the Company, if such officer's employment is terminated within one year after the change of control, such officer's stock options will become fully exercisable, unless the change in control transaction would otherwise be accounted for under the pooling of interest method. In addition, if such officer's employment is terminated other than for cause within 12 months of a change of control, he will be entitled to receive an amount equal to 6 months of his base salary within 30 days of termination.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company has leased its Dallas warehouse facility from Robert L. Praegitzer, with the lease payments totaling $160,800 for the year end June 30, 1999. The lease rates for the warehouse facility were determined by Mr. Praegitzer, who was the sole shareholder of the Company at the time of determination. The Board of Directors of the Company unanimously concluded that these rates were comparable to rates that could have been obtained from an independent party.

    In June 1999 Robert L. Praegitzer, Chairman of the Board and Chief Executive Officer of the Company, pledged an aggregate of 2,656,500 shares of the common stock of the Company he owns to Key Bank, National Association as collateral to secure the Company's credit facility with the bank. Mr. Praegitzer did not receive any direct or indirect compensation for this transaction.

    Theodore L. Stebbins, a director of the Company, is a managing director of Adams, Harkness & Hill, Inc. ("Adams Harkness"), an investment banking firm. The Company has retained Adams Harkness to provide financial advisory services in connection with strategic alternatives that the Company had been considering, including the transactions contemplated by the Merger Agreement.

Under the arrangement, Adams Harkness is entitled to receive an aggregate of $350,000 in connection with a strategic transaction, payable as follows: $50,000 upon delivery of a fairness opinion to the Company relating to the transaction and $300,000 upon completion of the transaction. Adams Harkness is also entitled to forty percent of a fee equal to one percent of the value of the strategic transaction less $350,000.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation committee consists of three directors and, pursuant to authority delegated by the Board of Directors, determines and administers the compensation of the Company's executive officers. In setting the compensation for the executive officers other than the Chief Executive Officer, the Compensation Committee works closely with the Chief Executive Officer, who makes specific recommendations to the committee concerning compensation for each of the other executive officers. Although the Board of Directors has granted the Compensation Committee full authority to set executive compensation, in practice the decisions of the Compensation Committee are usually reported as recommendations to the full Board of Directors, which has in the past generally approved the recommendations.

    Internal Revenue Code Section 162(m), limits to $1,000,000 per person the annual amount that the Company may deduct for compensation paid to any of its most highly compensated officers. Generally the levels of salary and bonus paid by the Company do not exceed this limit. However, upon the exercise of nonstatutory stock options, the excess of the current market price over the option price (option spread) is treated as compensation and, therefore, it may be possible for option exercises by an officer in any year to cause the officer's total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and it is the Company's current policy generally to grant options that meet those requirements.

COMPENSATION PRINCIPLES

    Executive compensation is based on several general principles, which are summarized below:

    -- Provide competitive total compensation that enables the Company to attract and retain key executives.

    --  Link corporate and individual performance to compensation.

    -- Encourage long-term success and align shareholder interests with management interests by giving executives the opportunity to acquire stock in the Company.

    --  Reward initiative.

COMPENSATION COMPONENTS

    The primary components of the Company's executive officer compensation program are base salary, annual incentive arrangements and long-term incentive compensation in the form of stock options.

    BASE SALARY. Executive officer base salaries for fiscal 1999 were established by the Compensation Committee, to provide salary levels appropriate for the responsibilities of the executive officers of the Company. In determining salaries, the Compensation Committee took into account individual experience, job responsibility and individual performance. No specific weight was attached to these factors in establishing base salaries. For fiscal 2000 and future years, the Company will continue to establish base salary levels for the Company's executive officers that are competitive with those established by companies of similar size in the electronics industry. When determining salaries, the

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Compensation Committee will also take into account individual experience levels, job responsibility and individual performance. Each executive officer's salary will be reviewed annually, and increases to base salary will be made to reflect competitive market increases and the individual factors described above.

    STOCK OPTIONS. The Company's 1995 Stock Incentive Plan (the "Plan") is intended as a long-term incentive plan for executive officers, managers and other key employees of the Company. The objectives of the Plan are to align employee and shareholder long-term interests by creating a direct link between compensation and shareholder value. The Compensation Committee administers the Plan and recommends to the full Board of Directors awards of stock options to executive officers and other employees of the Company. Options granted under the Plan generally have been granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. Fair market value is established by the Board of Directors, upon recommendation of the Compensation Committee, as the closing price as reported on the Nasdaq National Market on the date of grant. Options generally become exercisable over a four-year period with 25% of the options exercisable at the end of each year from date of grant. Stock options generally have a ten-year term, but terminate earlier if employment is terminated. Initial option grants to executive officers depend upon the level of responsibility and position, and subsequent grants are made based on the Compensation Committee's subjective assessment of performance, among other factors. In fiscal 1999 the Board of Directors, upon recommendation of the Compensation Committee, made the following option grants of Company Common Stock under the Plan to executive officers of the Company: Robert J. Versiackas--15,000 shares; Gregory L. Lucas--20,000 shares; James M. Buchanan--20,000; Robert G. Schmelzer--15,000 shares; William J. Thale--15,000 shares; and Scott D. Gilbert--7,500 shares. The Compensation Committee expects that in the future, if additional grants are made, consideration will be given to the number of options granted in the past and the exercise price of such grants.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

    The Compensation Committee and the Board of Directors set Mr. Praegitzer's compensation for fiscal 1999. They employed the same criteria that the Compensation Committee used to set compensation for the other executive officers. The Compensation Committee and the Board of Directors reviewed the data within the electronics industry and similar size firms. They based
Mr. Praegitzer's salary on their findings of other executives with his level of experience, and recognized Mr. Praegitzer's individual performance and important contributions to the Company's increased revenue and earnings growth.

                         COMPENSATION COMMITTEE MEMBERS

                                          Gordon B. Kuenster
                                          Theodore L. Stebbins
                                          Merrill A. McPeak

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                               PERFORMANCE GRAPH

    Set forth below is a graph that compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total return on the Nasdaq Composite U.S. Index and a peer group of companies in the Company's industry (SIC 3672) over the period indicated (assuming the investment of $100 in the Company's Common Stock on April 4, 1996, the date of the Company's initial public offering, and reinvestment of any dividends). In accordance with guidelines of the SEC, the stockholder return for each entity in the peer group index have been weighted on the basis of market capitalization as of each monthly measurement date set forth on the graph.

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            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than 10 percent of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors, and beneficial owners of more than 10 percent of the Common Stock are required by the SEC regulation to furnish the Company with copies of all section 16(a) reports they file. Based solely on a review of such reports received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all section 16(a) filing requirements applicable to its executive officers and directors have been complied with except a Form 3 was not timely filed by Robert
G. Schmelzer.

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